April 1st, 2026

TSX-V: MKO; Nasdaq: MAKO

Mako Mining Reports Fourth Quarter and Full Year 2025 Financial Results, Including Q4
2025 Adjusted EBITDA (1) of US$28.3 million and EPS of US$0.17/share from 11,564 oz
Gold Sold at an Average Realized Price of US$4,313/oz (1)(2), and Corporate Update

Mako Mining Corp. (TSX-V: MKO; NASDAQ: MAKO) ("Mako" or the "Company") is pleased to provide financial results for the three months and year ended December 31, 2025 ("Q4 2025"). All dollar amounts referred to herein are expressed in United States dollars unless otherwise stated.

The Company's financial results for Q4 2025 reflect record gold sales of $50.4 million, which generated $24.1 million in Mine Operating Cash Flow ("Mine OCF") (1)(3), and $14.3 million in Net Income. The Company sold 11,564 oz of gold at an average realized price (1)(2) of $4,313 per oz with a $1,876 All-In Sustaining Cost ("AISC") ($/oz sold). (1) (2)

Q4 2025 Highlights

Financial

  $50.4 million in Revenue
  $28.3 million in Adjusted EBITDA (1)
  $24.1 million in Mine OCF (1)(3)
  $14.3 million Net Income
  $1,572 Cash Costs ($/oz sold) (1)(2)
  $1,876 AISC ($/oz sold) (1)(2)
  Full year Return on Equity ("ROE") (1) of 29.6% and Return on Assets ("ROA") of 21.4% (1)
  Private Placement: On October 28, 2025, the Company completed a brokered private placement for gross proceeds of $28.8 million (C$40.3 million). The Company also completed a concurrent non-brokered private placement to private investment funds managed by Wexford Capital LP ("Wexford") for gross proceeds of $10.7 million (C$15.0 million)
  Wexford Loan: On October 28, 2025, the Company fully repaid the outstanding balance of its loan from Wexford totaling $6.5 million. The repayment consisted of principal of $6.3 million and accrued interest of $0.2 million

Growth

  $2.8 million in exploration and evaluation expenses ($0.7 million in areas surrounding San Albino and $1.6 million for El Jicaro in Nicaragua and approximately $0.5 million at Eagle Mountain, Guyana)

Akiba Leisman, CEO of Mako states "Q4 2025 was an exceptionally strong quarter, with 11,564 ounces sold at a record $4,313 gold price, leading to $0.17 per share of EPS, over $28 million in Adjusted EBITDA, with a cash and trade receivable balance of $78 million.  Mako generated an industry leading ROE of 29.6%, which is even more impressive given that the two most significant assets the Company has are non-producing. The Company is completely debt free, even after accounting for two significant acquisitions in 2025. Now that the Moss Mine is approaching steady state production, Q1 2026 will be another record quarter for the Company, with more than enough internally funded sources of cash to build the Mt. Hamilton and Eagle Mountain development projects, which will significantly enhance the Company's production and profitability profile."

Corporate Update

Subsequent to December 31, 2025

  Mt. Hamilton Acquisition

On March 23, 2026, the Company completed the acquisition of 100% of the registered membership interests of Mt. Hamilton LLC, the owner of the Mt. Hamilton Project in Nevada, USA, from Sailfish Royalty Corp. ("Sailfish"). The consideration payable to Sailfish for the acquisition consists of two gold stream commitments:

(a) Initial Stream Term (60 months): The Company will deliver 341.7 ounces of refined gold per month, subject to an adjustment formula ensuring the monthly delivery value is not less than $0.7 million and not more than $1.0 million, equivalent to a gold price range of $2,700/oz to $3,700/oz after adjustments

(b) Additional Stream Term (72 months): Following completion of the Initial Stream Term, the Company will deliver 100 ounces of refined gold per month, not subject to any adjustment formula

For all ounces delivered under both streams, Sailfish will pay the Company 20% of the London PM fixed price for refined gold in United States dollars, as determined by the London Bullion Market Association (or any successor association or body) on date of delivery of such deliverable gold. Further details of the gold stream commitments can be found in the Amended and Restated Gold Purchase Agreement dated February 14, 2026, between the Company and Sailfish, available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

● Updated Mineral Resource Estimate for the Moss Mine

On March 10, 2026, the Company filed a technical report for the Moss Mine in Arizona, USA (the "Moss Mine Technical Report") titled "NI 43-101 Technical Report for the 2025 Mineral Resource Estimate for the Moss Mine Project, Oatman Mining District, Mohave County, Arizona, USA dated February 27, 2026.

For the full mineral resource estimate, including key assumptions and modifying factors, please see the Moss Mine Technical Report available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

● Eagle Mountain Project

On March 25, 2026, the Company submitted to the Guyana Environmental Protection Agency ("EPA") the Environmental and Social Impact Assessment ("ESIA") in connection with the Company's Eagle Mountain project. The ESIA reflects the project's baseline studies for environmental, social, cultural, engineering, community engagement as well as expected impacts and mitigation measures. Its filing marks a critical step in the regulatory review process in respect of the environmental authorization to be issued by the Guyana EPA.

● Options, RSUs and DSUs

The Company intends to grant an aggregate of 566,800 stock options under the terms of the Company's Omnibus Incentive Plan (the "Plan") to the Company's executive officers and certain other employees and contractors. The option exercise price will equal to the 5-day VWAP on the TSXV ending on the last trading day prior to the date of the Option grant, with a maturity of 5 years. The vesting schedule will be in four equal annual installments (25%) on the first, second, third and fourth anniversaries of the date of grant.

The Company also intends to grant 640,124 restricted share units of the Company under the terms of the Plan to its executive officers and certain other employees and contractors, with a restricted period ending in 2029. The restricted share units will vest one-third annually over 3 years. Finally, the Company also intends to grant 84,198 deferred share units of the Company under the terms of the Plan to its directors.

Table 1 - Operating Data San Albino and Moss Mine

Q4 2025
San Albino
Tonnes mined	2,298,759
Tonnes milled	54,076
Feed Grade (g/t Au)	6.77
Recovery (Au %)	81.8%
Gold sold (oz)	9,307
Average realized gold price ($/oz sold) (1)(2)	4,340
Cash cost ($/oz Au sold) (1)(2)	1,454
AISC ($/oz Au sold) (1)(2)	1,602
Moss Mine
Tonnes Mined	483,521
Tonnes Crushed	436,066
Grade (g/t Au)	0.20
Gold ounces sold	2,257
Average realized gold price ($/oz sold) (1)(2)	4,202
Cash cost ($/oz Au sold) (1)(2)	2,058
AISC ($/oz Au sold) (1)(2)	2,131

Table 2 - Consolidated Revenue

	Three months ended			Year Ended
	Dec 31, 2025	Dec 31, 2024	Change	Dec 31, 2025	Dec 31, 2024	Change
Revenue (in $000s)	50,394	28,849	21,545	148,472	92,076	56,396
Gold sold (ozs)	11,564	10,888	676	41,686	39,001	2,685
Average realized gold price ($/oz) (1)(2)	4,313	2,650	1,663	3,515	2,361	1,154

Table 3 - EBITDA(1) Reconciliation

(in $000's)	Three months ended		Year Ended
	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
EBITDA (1)	$24,650	$12,608	$63,848	$37,916
Share-based compensation expense	835	221	1,973	1,022
Exploration activities	2,837	1,240	9,363	3,263
Change in provision for reclamation and rehabilitation	0	18	0	0
Adjusted EBITDA (1)	$28,322	$14,087	$75,184	$42,201

Chart 1

Q4 2025 - Mine OCF(1)()3) Calculation and Cash Reconciliation (in $ million)

Mine OCF Calculation Q4 2025
Net cash from Operating Activities	22.0
Substract
Change in Non-cash WC	2.4
Cash from Operating Activities	19.5
Add back
Exploration Expense	-2.8
Nicaraguan Taxes & Royalties	-1.8
Mine Operating Cash Flow (Mine OCF) (1)(3)	24.1

Chart 2

2025 - Mine OCF(1)(3) Calculation and Cash Reconciliation (in $ million)

Mine OCF Calculation 2025
Net cash provided by Operating Activities	53.0
Substract
Change in Non-cash WC	2.5
Cash from Operating Activities	50.4
Add back
Exploration Expense	(9.4)
Nicaraguan Taxes & Royalties	(11.4)
Mine Operating Cash Flow (Mine OCF) (1)(3)	71.2

End Notes

1) Refers to a Non-GAAP financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 52-112"). Refer to information under the heading "Non-GAAP Measures" as well as the reconciliations in this press release.

2) Refers to a Non-GAAP ratio within the meaning of NI-52-112. Refer to information under the heading "Non-GAAP Measures" later in this press release.

3) Refer to "Chart 1 & 2 - Mine OCF Calculation and Cash Reconciliation (in $ millions)" for a reconciliation of the beginning and ending cash position of the Company, including OCF.

4) Includes repayment of the silver loan to Sailfish in April 2025, the repayment of the Wexford Loan in October 2025 and other lease payments.

For complete details, please refer to the audited consolidated financial statements and the associated management's discussion and analysis for the year ended December 31, 2025, available under the Company's profile on SEDAR+ (www.sedarplus.ca), on EDGAR at www.sec.gov or on the Company's website (www.makominingcorp.com).

Non-GAAP Measures

The Company has included certain non-GAAP financial measures and non-GAAP ratios in this press release such as EBITDA, Adjusted EBITDA, Mine OCF cash cost per ounce sold, cash cost per ounce sold,  AISC per ounce sold, ROE, ROA, and Average realized gold price per ounce sold. These non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In the gold mining industry, these are commonly used performance measures and ratios, but do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's underlying performance of its core operations and its ability to generate cash flow.

"EBITDA" represents earnings before interest (including non-cash accretion of financial obligation and lease obligations), income taxes and depreciation, depletion and amortization.

"Adjusted EBITDA" represents EBITDA, adjusted to exclude exploration activities, share-based compensation and change in provision for reclamation and rehabilitation.

"Cash costs per ounce sold" is calculated by deducting revenues from silver sales and dividing the sum of mining, milling and mine site administration cost.

"AISC per ounce sold" includes cash costs (as defined above) and adds the sum of G&A, sustaining capital and certain exploration and evaluation ("E&E") costs, sustaining lease payments, provision for environmental fees, if applicable, and rehabilitation costs paid, all divided by the number of ounces sold.  As this measure seeks to reflect the full cost of gold production from current operations, capital and E&E costs related to expansion or growth projects are not included in the calculation of AISC per ounce. Additionally, certain other cash expenditures, including income and other tax payments, financing costs and debt repayments, are not included in AISC per ounce.

"Mine OCF" represents operating cash flow, excluding Nicaraguan taxes and royalties, changes in non-cash working capital and exploration expense

"ROE" is calculated by dividing the twelve trailing months Net Income by the average shareholder's equity. The average shareholder's equity is calculated by adding the total equity at the end of the period to the total equity at the beginning of the period and dividing by two.

"ROA" is calculated by dividing the twelve trailing months Net Income by the average total assets. The average total assets is calculated by adding the total assets at the end of the period to the total assets at the beginning of the period and dividing by two.

"Average realized gold price per ounce sold" is calculated by dividing total gold revenue by the total gold ounces sold into the spot market.

On behalf of the Board,

Akiba Leisman
Chief Executive Officer

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns two assets in the US: the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona and the Mt. Hamilton Project, a fully permitted heap leach project in Nevada. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, Telephone: 917-558-5289, E-mail: aleisman@makominingcorp.com or visit our website at www.makominingcorp.com and SEDAR www.sedar.ca.

Cautionary Statement Regarding Forward-Looking Information

This press release contains "forward-looking information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company's strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to:

• the Company's streams with Sailfish;

• expectations in respect of the environmental authorization to be issued by the Guyana EPA in connection with the Eagle Mountain Project; and

• Q1 2026 expected to be another record quarter for the Company, with more than enough internally funded sources of cash to build the Mt. Hamilton and Eagle Mountain development projects, which will significantly enhance the Company’s production and profitability profile; and

• the Company’s intention to grant stock options, restricted share units and deferred share units under the Plan.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable on the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company's dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Nicaragua and South America, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company's operations are subject; the Company's ability to maintain or increase present level of gold production; access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labor and other consumables; risks associated with infectious diseases; uncertainty in the estimation of mineral resources; the Company's ability to replace and expand mineral resources at its mines; factors that may affect the Company's future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company's operations; reliance on the Company's existing infrastructure and supply chains at the Company's operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company's operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company's compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; fluctuating currency exchange rates (including the US Dollar, Nicaraguan cordoba and Guyanese dollar exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; timing and possible outcome of pending and outstanding litigation and any labor disputes; taxation risks; scrutiny from non-governmental organizations; labor and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company's results of operations and market price of common shares; risks associated with financial projections; force majeure events; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company's dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company's disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber-attacks; as well as those risk factors discussed or referred to herein and in the Company's management's discussion and analysis and other public disclosure available under the Company's profile at www.sedarplus.ca, and on EDGAR at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company's plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.